                                 EXHIBIT 12.1

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS


     The ratio of earnings to fixed charges for the Company (including its predecessor-in interest, Sundance Enterprises, Inc., the Sun Partnerships and its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's net income (loss) from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.

     The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).




                                                                                    Year Ended
                                                                                    December 31
                                                           -----------------------------------------------------------
                                                                    1997          1996          1995          1994
                                                                    ----          ----          ----          ----
                                                                               (unaudited, in thousands)
   Earnings:
    Net income                                                    $27,927        $21,953(1)     $13,591       $ 8,924
    Add fixed charges other than
    capitalized interest                                           14,534         11,277          6,420         4,894
                                                                  -------        -------        -------       -------
                                                                  $42,461        $33,230        $20,011       $13,818
                                                                  =======        =======        =======       =======
   Fixed Charges:

    Interest expense                                              $14,534        $11,277        $ 6,420       $ 4,894
    Preferred OP Unit distribution                                  2,505          1,670              -             -
    Capitalized interest                                              645            380            192            58
                                                                  -------        -------        -------       -------
    Total fixed charges                                           $17,684        $13,327        $ 6,612       $ 4,952
                                                                  =======        =======        =======       =======


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(1) Before Extraordinary Item